

SI 05040174 MISSION



UF 4-28-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20686

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: Weldon Securities Co. Donald Maurice Weldon

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13039 Pierce Rd
(No. and Street)

Saratoga, (City) CA (State) 95070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD W WELDON (408) 257-1555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – *if individual, state last, first, middle name*)

2570 W El Camino Real Suite 400 (Address) Mountain View (City) CA (State) 94040 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 06 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD W WELDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WELDON SECURITIES CO, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

Owner

Title

Notary Public


POORNIMA CHILUKURI
Commission # 1434574
Notary Public - California
Santa Clara County
My Comm. Expires Aug 12, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



TABLE OF CONTENTS



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants
A California Limited Liability Partnership

INDEPENDENT AUDITORS' REPORT

Mr. Donald Weldon
Weldon Securities Co.
Saratoga, California

We have audited the accompanying statements of financial condition of Weldon Securities Co. (a proprietorship) as of December 31, 2004 and 2003, and the related statements of income and proprietor's capital and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the owner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the owner, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weldon Securities Co. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 - 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Altschuler, Melvoin and Glasser LLP

January 20, 2005, except for:
Computation of Net Capital Pursuant to S.E.C.Rule 15c3-1 for which the date is April 20, 2005.

2570 W. El Camino Real, Suite 400, Mountain View, CA 94040-1315
650.948.0264 Fax 650.949.4827 www.amgnet.com

WELDON SECURITIES CO.

Statements of Financial Condition
For The Years Ended December 31, 2004 and 2003

ASSETS

	2004	2003
CURRENT ASSETS		
Cash and equivalents	$ 1,925	$ 2,670
Commissions and service fees receivable	3,152	2,794
Prepaid expenses	1,000	1,000
TOTAL CURRENT ASSETS	6,077	6,464
RESERVE INVESTMENT	20,949	19,748
FIXED ASSETS		
Furniture and equipment	4,058	4,058
Accumulated depreciation	(4,058)	(4,058)
	-	-
	$ 27,026	$ 26,212

LIABILITIES AND PROPRIETOR'S CAPITAL

	2004	2003
PROPRIETOR'S CAPITAL	$ 27,026	$ 26,212
	$ 27,026	$ 26,212

See accompanying notes and Independent Auditors' Report.

WELDON SECURITIES CO.

Statements of Income and Proprietor's Capital

For The Years Ended December 31, 2004 and 2003

	2004	2003
COMMISSIONS AND SERVICE FEES	$ 29,450	$ 31,453
OPERATING EXPENSES		
Auto expense	2,227	3,650
Communications	937	1,601
Legal and accounting	2,245	1,572
License and fees	403	385
NASD assessment	560	477
Occupancy	1,305	1,079
Office supplies	658	493
Postage	209	536
Promotion	591	1,015
Insurance	356	-
Repairs & Maintenance	258	-
Research	259	250
	10,008	11,058
OPERATING INCOME	19,442	20,395
OTHER INCOME		
Dividends	1,313	988
Realized gain/(loss) on sale of securities	(145)	1,250
Unrealized gain on investment	1,346	1,298
NET INCOME	21,956	23,931
PROPRIETOR'S CAPITAL, BEGINNING OF YEAR	26,212	22,300
NET WITHDRAWALS	(21,142)	(20,019)
PROPRIETOR'S CAPITAL, END OF YEAR	$ 27,026	$ 26,212

See accompanying notes and Independent Auditors' Report.

WELDON SECURITIES CO.

Statements of Cash Flows
For The Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 21,956	$ 23,931
Realized loss/(gain) on sale of securities	145	(1,250)
Unrealized gain on investment	(1,346)	(1,298)
Adjustments to reconcile change in net assets to net cash provided by operating activities:		
Increase in:		
Commissions and service fees receivable	(358)	(971)
Prepaid expenses	-	(1,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	20,397	19,412
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of sale securities	19,603	18,450
Purchase of securities	(19,603)	(35,650)
NET CASH USED IN INVESTING ACTIVITIES	-	(17,200)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Contributions provided by proprietor	5,770	
Withdrawals by proprietor	(26,912)	(20,019)
NET CASH USED IN FINANCING ACTIVITIES	(21,142)	(20,019)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(745)	(17,807)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,670	20,477
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,925	$ 2,670

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

There were no cash payments for interest or taxes during the years ended December 31, 2004 and 2003.

See accompanying notes and Independent Auditors' Report.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Weldon Securities Co. ("Company"), a proprietorship, is a securities broker. The Company sells mutual funds, exclusively, and serves a small community in the San Francisco Bay Area.

Operations

The financial statements have been prepared solely from the accounts of the Company and do not include the personal accounts of the owner or those of any other operation in which he is engaged.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized in the period in which they become due. Expenses are recognized in the period in which the related liability is incurred.

Income Taxes

The Company is not a taxable entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources. Accordingly, no provision for income taxes is made in these statements.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are comprised of commissions earned on invested balances in four investment groups. Commissions are paid on staggered quarters and year end estimates are based on average quarterly payments. Amounts realized have been reasonably close to the estimates and as such the accounts receivable are considered to be fully collectible. No accrual is made for specific sale comissions.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reserve Investment

The Reserve Investment is an available-for-sale equity security that is publicly traded and as such is reported at fair market value, based on the closing price on the public exchange. Unrealized gains and losses are accordingly included on the statements of income.

Furniture and Equipment

Furniture and equipment are reported at cost. Depreciation of furniture and equipment was computed using the straight-line method. The furniture and equipment are fully depreciated and there is no depreciation provided for in these financial statements.

Restatement of Net Capital

The Computation of Net Capital calculation for 2003 failed to exclude the non-allowable prepaid expenses. Those expenses are properly excluded in the current year presentation.

NOTE B - CASH AND EQUIVALENTS

Cash and equivalents at December 31, 2004 and 2003 was all unrestricted cash. The Company did not have any intent to invest the funds in longer term investments at either year end.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $23,884 and $23,250, respectively, at December 31, 2004 and 2003. The Company had no aggregate indebtedness at December 31, 2004 and 2003.

SUPPLEMENTARY INFORMATION

WELDON SECURITIES CO.

Computation of Net Capital
PURSUANT TO S.E.C. RULE 15c 3-1
For The Years Ended December 31, 2004 and 2003

	2004	2003
Total proprietor's capital	$ 27,026	$ 26,212
Deduct proprietor's equity not allowable for net capital - prepaid expenses	(1,000)	(1,000)
Total proprietor's equity qualified for net capital	26,026	25,212
Additions to net capital	-	-
Deductions and charges from net capital	-	-
Net capital before haircut securities positions	26,026	25,212
Haircut securities	(3,142)	(2,962)
Net capital	22,884	22,250
Minimum dollar net capital requirement	(5,000)	(5,000)
Excess net capital	$ 17,884	$ 17,250
Total aggregate indebtedness	$ -	$ -

See accompanying notes and Independent Auditors' Report.

WELDON SECURITIES CO.
Supplemental Statements of Filing
For The Years Ended December 31, 2004 and 2003

STATEMENT REGARDING EXEMPTION FROM REQUIREMENTS PURSUANT TO S.E.C. RULE 15c 3-3

Weldon Securities Co. is exempt from the Reserve Requirements pursuant to Rule 15c 3-3. Weldon Securities Co., does not hold securities on behalf of customers nor does the Company carry margin accounts. The Company is exempt under E. (k) (2) (a-b) $5,000 capital category for 2004 and 2003.

STATEMENT OF FILING OF FINANCIAL STATEMENTS

The statements of financial condition for the years ended December 31, 2004 and 2003, prepared pursuant to Rule 17a-5, are available for examination at the principal office of Weldon Securities Co., and at the regional office of the Securities and Exchange Commission in Los Angeles.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

Weldon Securities Co. had no liabilities subordinated to claims of creditors either during the 2004 and 2003 calendar years or as of December 31, 2004 and 2003.

STATEMENT OF EXCLUSION FROM MEMBERSHIP UNDER THE SECURITIES INVESTOR PROTECTION ACT OF 1970

Weldon Securities Co. qualified for exclusion from membership under the Securities Investor Protection Act of 1970. The Certification of Exclusion from Membership was filed July 20, 1990.

STATEMENT REGARDING RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

The total assets, liabilities and proprietor's capital reported on the audited statements of financial condition are not in agreement with the total assets, liabilities and proprietor's capital reported on the unaudited statements of financial condition included in the fourth quarter focus reports. The audited financial statements have accrued for commissions and service fees receivable and have reclassed the payment of a subsequent period expense to a prepaid asset.

See accompanying notes and Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY S.E.C. RULE 17a-5

Mr. Donald Weldon
Weldon Securities Co.
Saratoga, California

In planning and performing our audits of the financial statements and supplementary information of Weldon Securities Co., for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the owner, the National Association of Securities Dealers, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Altschuler, Melvoin and Glasser LLP

January 20, 2005

WELDON SECURITIES CO.
Supplemental Statements of Filing
For The Years Ended December 31, 2004 and 2003

FOCUS REPORT RECONCILIATION

The Focus Report for the period ended December 31, 2004 was prepared using the cash method without certain revenues and expenses related to the operation of the Company paid directly to or by the proprietor. Reporting differences are as follows.

NET ASSETS

Focus Report	$	22,857
Commissions receivable		3,152
Prepaid expenses		1,000
Change in reserve investment		17
Audited net assets	$	27,026

REVENUE

Focus Report revenue	$	29,192
Change in commissions receivable		358
Rebate of expense		(100)
Dividends paid as proprietor distributions		1,313
Loss on sale of securities		(145)
Unrealized gain on invesment		1,346
Audited revenues	$	31,964

EXPENSES

Focus Report expenses	$	4,338
Rebate of expense		(100)
Proprietor provided expenses		5,770
Audited expenses	$	10,008

See accompanying notes and Independent Auditors' Report.